NEWS RELEASE

Canarc Receives Second Funding Tranche for New Polaris Gold Mine Project,

Provides Update on Progress

Vancouver, Canada – May 27, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has received the second funding tranche of C$250,000, pursuant to stage one of the C$10 million option and joint venture agreement (“Agreement”) signed on February 25, 2015 with PanTerra Gold Limited, Australia (“Panterra”) in order to advance Canarc’s New Polaris Gold Mine Project (“New Polaris”) through a feasibility study and environmental permitting.

Update On Stage One Activities

•	Canarc has now received from PanTerra a total of C$500,000 to date. These funds should be sufficient to complete all the activities contemplated under stage one of the Agreement.

Mine Engineering

•	In order to evaluate the economic potential for New Polaris, a new engineering and economic study has been prepared by Moose Mountain Technical Services for New Polaris to produce approximatelly 120,000 ounces of gold into concentrate annually.

Albion Testing

•	Albion process metallurgical testing on 50 kilograms of freshly produced New Polaris high grade gold concentrate grading 101 grams per tonne Au commenced in April and is currently in process at Glencore Technology’s laboratory in Brisbane, Australia.
•	The IsaMill ultra fine grinding test was successfully completed in May and results indicate a low specific energy requirement of approximately 60 kilowatt hours per tonne to achieve the target grind size of P80 passing 10 microns.
•	The oxidation test work on the finely ground concentrate commenced on May 20, 2015 and will be followed by a series of agitated cyanide leach (CIL) and bottle roll tests to determine definitive gold recovery.
•	Completion of Albion metallurgical testing program to confirm that New Polaris concentrates are amenable to oxidation using the Albion Process and standard cyanide leach gold extraction is targeted for July 31, 2015.

Environmental Permitting

•	The collection of additional environmental baseline data for environmental permitting began in March and will continue through June 2015 so that Canarc can enter into the BC Environmental Assessment pre-application phase during June 2015.
•	Canarc has scheduled a meeting with the Taku River Tlingit First Nation in June 2015 in order to recommence consultations with them in regard to New Polaris.
•	Canarc applied to the BC Government in April for a drilling permit so that following completion of Stage One and initial consultations with the First Nation, the infill drilling program can commence in the 3rd quarter 2015 as part of Stage Two of the Agreement.

Catalin Chiloflischi, CEO of Canarc, remarked: “We are pleased to report continued progress under our agreement with PanTerra focused on advancing the New Polaris Gold Mine to feasibility.”

Garry Biles, P.Eng, Canarc’s President and COO, is the Qualified Person who reviewed and approved the technical information contained in this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

FOR MORE INFORMATION:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net Website: www.canarc.net

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company currently has a partner earning up to a 51% interest in its main asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia by advancing it to the feasibility stage. Canarc is also focused on exploring its Windfall Hills gold properties in central BC and is actively seeking to acquire an operating or pre-production gold mine in the Americas.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

The Preliminary Economic Assessment is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary approvals; uncertainty of future production, capital expenditures and other costs; financing and additional capital requirements; the receipt in a timely fashion of any further permitting for the New Polaris Gold Project; legislative, political, social or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; and the risks normally involved in the exploration, development and mining business. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.